November 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Sergio Chinos

Mr. Perry Hindin

Ms. Beverly Singleton

Mr. Mark Rakip

Re:	The Real Good Food Company, Inc.

Registration Statement on Form S-1

File No. 333-260204

Acceleration Request
Requested Date:	November 4, 2021
Requested Time:	4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC and William Blair & Company, L.L.C., as representatives of the several underwriters, hereby join The Real Good Food Company, Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260204) (as amended, the “Registration Statement”) to become effective on November 4, 2021, at 4:00 PM, Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 813 copies of the Preliminary Prospectus dated October 28, 2021, through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Signature Page Follows.

Very truly yours, JEFFERIES LLC WILLIAM BLAIR & COMPANY, L.L.C.

As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement
JEFFERIES LLC

By:	/s/ Mike Bauer
Name: Mike Bauer
Title: Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Ben Riback
Name: Ben Riback
Title: Managing Director

cc:

The Real Good Food Company, Inc.

Gerard G. Law, Chief Executive Officer

Bryan Freeman, Executive Chairman

Akshay Jagdale, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.

Kyle R. Leingang, Esq.

V. Paige Smith, Esq.

Goodwin Procter LLP

Bradley C. Weber, Esq.

Erica D. Kassman, Esq.

Signature Page to Underwriter Acceleration Request